**TRANSMISSÃO PAULISTA**

RECEIVED

2004 NOV 15 A 10: 19

OFFICE OF INTERNATIONAL CORPORATE FINANCE

*Data São Paulo, November 4, 2004* *Ref.CT/F/04278/2004*

Mr. Frank Zarb and Ms. Mariana Prieto
Office of International Corporate Finance
*U.S. Securities and Exchange Commission*
450 Fifth Street, N.W
Room 3099
Mail Stop 3-9
Washington, D.C. 20549

SUPPL

Re: Companhia de Transmissão de Energia Elétrica Paulista
No. CUSIP no. 20441Q107 ( Common )
SEC F-6 File No. : 333-10808
Nº CUSIP no. 20441Q206 ( Preferred )
SEC F-6 File No.: 333-10806
Exemption # **82-04980**

04046109

Gentleman/Madam:

We are enclosing a copy of the abstract of the Minutes of Meeting of the Board of Directors of Companhia de Transmissão de Energia Elétrica Paulista held on October 25, 2004, regarding the approval of the election of member of the Board of Directors, for your archives. We submit this information to you in order to maintain the exemption, pursuant to rule 12g3-2 (b), under the Securities Exchange Act of 1934.

Sincerely yours,

Manoel Carlos V. Coronado
Assistant to the Financial Directorate and
Relations with Investors

PROCESSED
NOV 16 2004
THOMSON
FINANCIAL

11/15

Copy to: Arianna Ferreira-Foley
The Bank of New York



*Rua Bela Cintra, 847*
*01415-903 - São Paulo - SP*
*Pabx.: (0xx11) 3138-7000*
*Fax: (0xx11) 3151-4107*

TRANSMISSÃO
PAULISTA

**CTEEP - COMPANHIA DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA**

**CNPJ 02.998.611/0001-04**

**NIRE 35300170571**

**ABSTRACT OF THE MINUTES OF THE 119th MEETING OF THE BOARD OF DIRECTORS**

On October 25, 2004, at 11:00 a.m., duly called by the Vice-Chairman of the Board of Directors, according to article 18 of the Bylaws, in the meeting room at Rua Bela Cintra, 847 - 10th floor, São Paulo, an Ordinary Meeting was held by the below named and signed members of the Board of Directors of CTEEP - Companhia de Transmissão de Energia Elétrica Paulista. Opening the meeting, the Vice-Chairman of the Board of Directors, Ruy Martins Altenfelder Silva, justified the absence of the Chairman of the Board of Directors, Mr. Mauro Guilherme Jardim Arce, due to official visit abroad, as well as of the Councilmembers Fernando Carvalho Braga and Claudia Maria Costin. Following, the acting Chairman of the Board of Directors read the Decision of the Chairman of the Board of Directors, dated October 15, 2004, with the following wording: "*DECISION OF THE CHAIRMAN OF THE BOARD OF DIRECTORS. Mr. Mauro Guilherme Jardim Arce, Chairman of the Board of Directors of CTEEP – Companhia de Transmissão de Energia Elétrica Paulista, using the attributions and before the privileges he is granted "ex-vi" of the Bylaws of the Company, appoints "ad referendum" of the General Shareholders Meeting, Ms. Helena Kerr do Amaral, Brazilian, single, business administrator, Identity Card (RG) No. 4,144,887-X (SSP/SP), Taxpayer Card (CPF) No. 007,675,698-06, resident and domiciled at SQS 111 – Bloco F – ap. 102 – Brasília/DF, to hold the office of Councilmember substituting Mr. Alexandre Ribeiro Motta, for the remaining term of office of the substituted one, being maintained the remuneration established by CODEC – State Capital Defense Council. São Paulo, October 15, 2004. Mauro Guilherme Jardim Arce, Chairman of the Board of Directors*". Following, the Councilmember Helena Kerr do Amaral signed the Term of Inauguration and started

performing his duties. Taking the opportunity, the acting Chairman of the Board of Directors welcomed the new Councilmember..............................................................

These minutes, after approved, were signed by the members of the Board of Directors present. Ruy Martins Altenfelder Silva - acting Chairman, Antonio Carlos Rizeque Malufe, Carlos Pedro Jens, Fernando José Tenório Acosta, Fernando Maida Dall'Acqua, Helena Kerr do Amaral, Luiz de Freitas Bueno, Luiz Tacca Júnior, Miguel Carlos Fontoura da Silva Kozma, Nelson Vieira Barreira, Norberto de Franco Medeiros and Sílvio Aleixo.

São Paulo, October 25, 2004

Ruy Martins Altenfelder Silva
Acting Chairman of the Board of Directors

Ligia Ourives da Cruz Ferreira
Executive Secretary of the Board of Directors